

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

July 28, 2006

Edward C. White
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One SeaGate
Toledo, Ohio 43666

   RE: **Owens-Illinois, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2005
      Form 10-Q for Fiscal Quarter Ended March 31, 2006
      File No. 1-9576

      Owens-Illinois Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2005
      Form 10-Q for Fiscal Quarter Ended March 31, 2006
      File No. 33-13061

Dear Mr. White:

   We have reviewed your letter dated July 19, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005


General

1. Where a comment below requests additional disclosures or other revisions, please show us the proposed revisions in your response. Such revisions may be included in your future filings. Our comments on the Form 10-K you filed for Owens-Illinois, Inc. also pertain to the Form 10-K you filed for Owens-Illinois Group, Inc.

Financial Statements

Consolidated Cash Flows, page 64

2. We have read your response to comment three from our letter dated June 16, 2006. Paragraph 28 of SFAS 95 states that you should begin with net income when reconciling to operating cash flows using the indirect method. Accordingly, please revise your proposed disclosure to eliminate the subtotal "Earnings (loss) from continuing operations."

25. Accounts Receivable Securitization Program, page 108

3. We have read your response to comment eight from our letter dated June 16, 2006. We understand that you reflected the cash received from receivables sold to the special purpose vehicle, SPV1, as operating cash inflows at the time of the sale. Please disclose how you have reflected the cash inflows related to the subsequent collection of the receivables held by SPV1 at December 13, 2005. Please also disclose the amount, by quarter, of previously sold receivables for which you received payment subsequent to December 13, 2005.

   If you have classified the subsequent receipts as an operating cash flow, please tell us the basis for that classification and disclose to readers that this is the second time that cash inflows related to the same receivables are being included in operating cash flows. In addition, it would appear that the requirements of paragraph 22(a) of SFAS 95 were met the first time you recorded the cash inflows from the original sale of these receivables. Please tell us your basis in GAAP for treating the subsequent cash inflows from these previously-sold receivables as operating activities as opposed to investing activities. See paragraphs 15, 16(a) and 17(a) of SFAS 95.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief